August 31, 2006

Mail Stop 4561

Shawn Kreloff
Chief Executive Officer
Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, NY 10022

Re: **Sona Mobile Holdings Corp.**
        Registration Statement on Form SB-2
        Filed on August 3, 2006
        File No. 333-136283

Dear Mr. Kreloff:

This is to advise you that we have limited our review of the above-referenced filing to the matters addressed in the comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. Revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

Cover Page

2. Please delete the reference to the possible receipt of proceeds from the unregistered exercise of warrants, as this information is not key to investors in the registered offering. We will not object to the disclosure regarding the warrant exercise proceeds that you provide in the prospectus summary

Selling Stockholders, page 50

3. Please refer to comment 4 of our letter dated February 24, 2006 concerning a prior filing. Consistent with that comment, this section of your prospectus should describe the material transactions and relationships between Sona Mobile and each of the selling stockholders during the past three years. See Item 507 of Regulation S-B. The statement "[o]ther than our agreement with the selling stockholders to maintain the effectiveness of the registration statement of which this prospectus forms a part for five years, we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares," does not appear to describe prior material transactions and relationships, some of which were included in prior Forms S-3. The transactions whereby the shares to be resold were issued should be described in materially complete terms, and the participation by each listed holder in the transactions described should be clear. The warrants held by the selling shareholders or other rights to acquire stock from the company by them are contractual arrangements that should be described in materially complete terms. It is unclear whether all the warrants relating to shares being registered have the same terms. Additionally, the material terms of the registration rights agreement as well as any other agreements between the company and any of the selling shareholders should be provided.

4. Also refer to comment 5 of our letter dated February 24, 2006. The prospectus must disclose the names of the natural person(s) who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale. For example, disclose the natural persons with respect to Narragansett Offshore, Ltd., Heller Capital Investments, LLC and The Thundering Herd LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

5. Provide disclosure responsive to comment 6 of our letter dated February 24, 2006. Please tell us whether any of the selling stockholders is a registered broker-dealer. Unless a registered broker-dealer that is a selling security stockholder acquired its shares as transaction-based compensation for investment banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also advise that no selling stockholder is a registered broker-dealer and if not, disclose this in the prospectus and briefly describe the affiliation. If any selling stockholder is an affiliate of a registered broker-dealer, disclose whether it purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, page 53

6. You indicate that the selling security holders may engage in short sales. Please confirm that that you and the selling security holders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

Recent Sales of Unregistered Securities, page II-1

7. Please revise to describe the facts relied upon in reaching your conclusion that the exemption relied upon with respect to each transaction discussed in this section was available. See Item 701(d) of Regulation S-B.

Undertakings, page II-3

8. Please revise your undertaking to include the second paragraph contained in Item 512(e) of Regulation S-B.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

   We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   If you have any questions, please call Adam Halper at (202) 551-3482. If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

            Sincerely,

            Mark P. Shuman
            Branch Chief—Legal

cc: Eric L. Cohen, Esq.
    Facsimile: (212) 541-4630